FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2005

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Release
Corporate Affairs
100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 23 December 2004

ANZ Buyback of Ordinary Shares

ANZ today announced its intention to proceed with a $350 million on-market buy-back of ordinary shares on the Australian Stock Exchange commencing 10 January 2005.

The buy-back was foreshadowed as part of ANZ’s 2004 Annual Results and follows regulatory approval and the completion of a offshore hybrid equity transaction.

The buyback is part of ANZ’s on-going commitment to maintain an optimal capital structure.

JP Morgan will act as sole broker for the buy-back.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Group Media Relations	Head of Investor Relations
Tel: 03-9273-6955 or 0409-655-550	Tel: 03-9273-4185 or 0417-379-170
Email: paul.edwards@anz.com	Email: higgins@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	175,000

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

The ordinary shares are issued on the terms and conditions described in the Notice of the 2004 Annual General Meeting and the Explanatory Notes which accompanied the Notice.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Upon vesting, the resulting ordinary shares issued will rank equally in all respects from the date of allotment with the existing class of quoted securities.

	If the additional securities do not rank equally, please state:	Dividends and other distribution entitlements on the Performance Shares will be suspended until they vest or, failing that, until forfeited.
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	175,000 Performance Shares issued at $15.02.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Incentive arrangements which are part of the remuneration of Mr John McFarlane, Chief Executive Officer of Australia and New Zealand Banking Group Limited.

+ See chapter 19 for defined terms.

7	Dates of entering+securities into uncertificated holdings or despatch of certificates	175,000 ordinary shares	31 December 2004

		Number	+Class
8	Number and + class of all + securities quoted on ASX (including the securities in clause 2 if applicable)	1,827,235,750	Ordinary fully paid

		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all + securities not quoted on ASX (including the securities in clause 2 if applicable)	39,462,616	Options on issue

		350,000	2003 Redeemable Preference Shares.

		750,000	2003 Redeemable Preference Shares (Series 2).

		500,000	December 2004 Euro Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

+ See chapter 19 for defined terms.

34	Type of securities
(tick one)

(a)	☒ Securities described in Part 1

(b)	☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐ If the +securities are + equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐ If the +securities are + equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on
ASX (including the securities in clause 38)

(now go to 43)
All entities
Fees

43	Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•                  The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                  There is no reason why those +securities should not be granted +quotation.

•                  An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                  Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                  We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

•                  If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 07 January 2005
Secretary

Print name:	John Priestley

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to subscribe for ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

500,000 unlisted options exercisable from 31 December 2006 and before the close of business on 31 December 2008 (after which date the options will lapse), at an exercise price of $20.49. Half of the options granted may only be exercised once the ANZ Total Shareholder Return (‘ANZ TSR’) calculated over the period commencing on the date of grant and ending on the last day of any month after the second anniversary of their date of grant (the ‘relevant period’) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period and the other half may only be exercised once the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

Inapplicable, as no ANZ options are currently listed, save that in the event of exercise, the resulting ordinary shares issued will rank equally in all respects from the date of allotment with the existing class of quoted securities.

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate

for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	Issued to Mr John McFarlane, Chief Executive Officer of Australia and New Zealand Banking Group Limited as part of performance incentive.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As above

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	500,000 options	31 December 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,827,235,750	Ordinary fully paid

		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	39,462,616	Options on issue

		350,000	2003 Redeemable Preference Shares.

		750,000	2003 Redeemable Preference Shares (Series 2).

		500,000	December 2004 Euro Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☐ Securities described in Part 1

(b)	☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42	Number and +class of all +securities quoted on
ASX (including the securities in clause 38)

(now go to 43)

+ See chapter 19 for defined terms.

All entities
Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•                        The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                        There is no reason why those +securities should not be granted +quotation.

•                        An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                        Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                        We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                        If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 07 January 2005
Secretary

Print name:	John Priestley

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN
11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	101,839

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		101,839 Fully Paid Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes, pari passu with existing ordinary shares

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

5	Issue price or consideration	5,000 shares	at $11.09 each
		12,125 shares	at $12.98 each
		7,500 shares	at $13.91 each
		14,500 shares	at $14.20 each
		17,275 shares	at $16.33 each
		3,449 shares	at $17.34 each
		8,705 shares	at $17.55 each
		3,796 shares	at $17.60 each
		8,771 shares	at $18.03 each
		5,765 shares	at $18.22 each
		8,044 shares	at $20.20 each
		6,909 shares	at $20.58 each

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	101,839 shares issued on exercise of options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6,375 shares	21 December 2004
		6,757 shares	22 December 2004
		55,227 shares	23 December 2004
		19,255 shares	24 December 2004
		10,000 shares	29 December 2004
		4,225 shares	30 December 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,827,060,750	Ordinary fully paid

		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	38,962,616	Options on issue
		350,000	2003 Redeemable Preference Shares.

		750,000	2003 Redeemable Preference Shares (Series 2).

		500,000	December 2004 Euro Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒ Securities described in Part 1

(b)	☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐ If the +securities are + equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐ If the +securities are + equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)
	Number	+Class
42	Number and +class of all +securities quoted on ASX
(including the securities in clause 38)
(now go to 43)

All entities
Fees

43	Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any + securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the + securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 05 January 2005
Secretary

Print name:	John Priestley

Appendix 3C

Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity			ABN
Australia and New Zealand Banking Group Limited			11 005 357 522

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market

2	+Class of shares which is the subject of the buy-back (eg, ordinary/preference)	Ordinary

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares in the +class on issue	1,826,958,911 Ordinary Shares

6	Whether shareholder approval is required for buy-back	No

7	Reason for buy-back	To allow the Company to maintain a more efficient capital structure

+ See chapter 19 for defined terms.

1

8	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	No

On-market buy-back

9	Name of broker who will act on the company’s behalf	J.P. MorganAustralia Limited

10	Deleted 30/9/2001.

11	If the company intends to buy back a maximum number of shares - that number	Equivalent to A$350,000,000

Note: This requires a figure to be included, not a percentage.

12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	During the period commencing 10 January 2005 and ending on 30 September 2005

13	If the company intends to buy back shares if conditions are met - those conditions	Nil

Employee share scheme buy-back

14	Number of shares proposed to be bought back

15	Price to be offered for shares

+ See chapter 19 for defined terms.

2

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back

17	Number of shares proposed to be bought back

18	Price to be offered for shares

Equal access scheme

19	Percentage of shares proposed to be bought back

20	Total number of shares proposed to be bought back if all offers are accepted

21	Price to be offered for shares

22	+Record date for participation in offer

Cross reference: Appendix 7A, clause 9.

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 23 December 2004
Company secretary

Print name:	John Priestley

+ See chapter 19 for defined terms.

3

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,194,156

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		6,194,156 Fully Paid Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing + class of quoted +securities?	Yes, pari passu with existing ordinary shares

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

5	Issue price or consideration	939,253 shares	at Nil consideration
		27,000 shares	at $12.98 each
		7,500 shares	at $13.91 each
		20,000 shares	at $14.20 each
		9,250 shares	at $14.61 each
		750 shares	at $16.09 each
		36,700 shares	at $16.33 each
		987 shares	at $17.34 each
		243 shares	at $17.55 each
		344 shares	at $17.60 each
		1,011 shares	at $18.03 each
		3,900,116 shares	at $19.95 each
		1,251,002 shares	at $20.03 each

6	Purpose of the issue (If issued as consideration for the	103,785 shares issued on exercise of options.
acquisition of assets, clearly identify those assets)
99,845 shares issued to trustee to hold for the beneficial interest of employees under the Employee Share Acquisition Plan.

3,900,116 shares issued under the Dividend Re-Investment Plan.

939,253 shares issued under Bonus Option Plan.

1,151,157 shares issued to the trustee of the ANZ Employee Share Acquisition Plan to hold in trust for 3 years from the date of issue.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,263,827 shares	08 December 2004
		5,225 shares	09 December 2004
		7,625 shares	10 December 2004
		2,875 shares	13 December 2004
		375 shares	14 December 2004
		4,425 shares	15 December 2004
		19,075 shares	16 December 2004
		4,877,674 shares	17 December 2004
		13,055 shares	20 December 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX	1,826,958,911	Ordinary fully paid
(including the securities in clause 2 if applicable)
		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on	39,063,705	Options on issue
	ASX (including the securities in clause 2 if	350,000	2003 Redeemable Preference Shares.
applicable)
		750,000	2003 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒ Securities described in Part 1

(b)	☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the + securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on
ASX (including the securities in clause 38)
(now go to 43)

All entities
Fees

43	Payment method (tick one)
☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to eturn the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 22 December 2004
Secretary

Print name:	John Priestley

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	December 2004 Euro Preference Shares (stapled to a subordinated floating rate note issued by a wholly owned subsidiary of ANZ)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Total = 500,000 (€1,000 per security, to raise €500,000,000)

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

(See Annexure 1 to this Appendix 3B)

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	The December 2004 Euro Preference Shares (stapled to a subordinated floating rate note issued by a wholly owned subsidiary of ANZ) rank equally with existing preference shares currently on issue
If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	€1,000 per December 2004 Euro Preference Share

+ See chapter 19 for defined terms.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate and capital management purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Not applicable

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,826,958,911	Ordinary fully paid

		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	39,063,705	Options on issue

		350,000	2003 Redeemable Preference Shares.

		750,000	2003 Redeemable Preference Shares (Series 2).

		500,000	December 2004 Euro Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	See Clause 3 of Preference Share Terms (see Annexure 1 to this Appendix 3B)

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☐	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX
(including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Eletronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 22 December 2004
Secretary

Print name:	John Priestley

Annexure 1

This is Annexure 1 of 32 pages (including this one) referred to in the accompanying

Appendix 3B

December 2004 Euro Preference Share Terms follow on next 31 pages

+ See chapter 19 for defined terms.

Preference Share Terms

1                                         Issue price and face value

The issue price and face value of each Preference Share is €1,000.00. Each Preference Share will be issued fully paid. The Preference Shares shall be designated the “December 2004 Euro Preference Shares.”

2                                         Stapling and transfer

2.1                               Stapling

Each Preference Share will be stapled to a Note. Each stapled Preference Share and Note together will constitute an ANZ Unit. Until a Conversion Event occurs with respect to all Preference Shares, ANZ and ANZ UK Sub will maintain a joint register for ANZ Units and joint holding statements or certificates will be issued to holders. Subject to the Indenture and these Preference Share Terms, ANZ will not and will cause ANZ UK Sub not to take any corporate action which prejudices the stapling of each Note to the corresponding Preference Share.

2.2                               Transfer Restrictions

(a)                                  Until a Conversion Event occurs with respect to a Preference Share, no transfer of that Preference Share may be registered by the Registrar unless a transfer of the corresponding Note, which forms part of the same ANZ Unit, is registered at the same time, from the same transferor to the same transferee.

(b)                                 The Preference Share comprising part of each ANZ Unit (and following a Conversion Event with respect to such Preference Share, such Preference Share) will be subject to the same restrictions on transfer that apply to the Notes as set forth in the Indenture. Any Preference Shares withdrawn from the ANZ Capital Trust and any Preference Shares distributed to Holders following a Conversion Event will contain the same applicable legends that are set forth on the face of the Notes, unless compliance with such transfer restrictions shall be waived by ANZ in accordance with the terms of the Indenture.

2.3                               No Separate Dealings

Until a Conversion Event occurs with respect to a Preference Share, such Preference Share and any interest in such Preference Share, shall not be capable of being transferred, assigned or made the subject of an Encumbrance or trust in whole or in part, separately from the corresponding Note which forms part of the same ANZ Unit. Any transferee, assignee or holder of an Encumbrance or trust takes ANZ Units subject to, and agrees to be bound by, these Preference Share Terms.

© Mallesons Stephen Jaques	ANZ - Euro Tier 1 Preference Shares
9 December 2004

2.4                               Unstapling

Upon assignment of a Note to ANZ Paris Branch in accordance with the Indenture, the corresponding Preference Share shall cease to be stapled to the Note. For the avoidance of doubt, no Preference Share will cease to be stapled to the corresponding Note which forms part of the same ANZ Unit in any other circumstance.

3                                         Dividends

3.1                               Dividends

(a)                                  Until the earlier of:

(i)                                     the occurrence of an Assignment Conversion Event in relation to a Preference Share; and

(ii)                                  the Ten Year Date,

(a “Dividend Event”) the Holder of such Preference Share is not entitled to receive any Dividend on such Preference Share and such Preference Share will not be a dividend paying instrument.

(b)                                 Subject to these Preference Share Terms, upon the occurrence of a Dividend Event in relation to a Preference Share, such Preference Share will become a dividend paying Preference Share and will automatically begin to accrue non-cumulative Dividends. Such Dividends will, if so determined by the Directors, be payable on each Dividend Payment Date in accordance with these Preference Share Terms.

(c)                                  Subject to these Preference Share Terms, the Dividend payable on a Preference Share on a Dividend Payment Date shall be calculated for the immediately preceding Dividend Period at the rate or rates set out in clause 3.1(c) (the “Dividend Rate”) on €1,000.

(d)                                 The Dividend Period in respect of a Dividend Payment Date is the period from and including:

(i)                                     the last Dividend Payment Date; or

(ii)                                  if the Dividend Payment Date is the first Dividend Payment Date for a Preference Share:

(A)                              if an Assignment Conversion Event has occurred in respect of the Preference Share:

(aa)                            the last Distribution Payment Date immediately prior to the occurrence of the Assignment Conversion Event; or

(ab)                           if such Assignment Conversion Event occurs on a Distribution Payment Date, that date; or

(ac)                            if no Distribution Payment Date has yet occurred, the Allotment Date; or

(B)                                if an Assignment Conversion Event has not occurred in respect of the Preference Share, the Ten Year Date,

to but excluding that Dividend Payment Date.

(e)                                  The Dividend Rate for each Preference Share will be:

(i)                                     for a Preference Share in respect of which an Assignment Conversion Event does not occur before the Ten Year Date:

(A)                              for any Dividend Period in respect of that Preference Share which ends prior to the date of an Assignment Conversion Event in respect of that Preference Share, 1.00% per annum; and

(B)                                if an Assignment Conversion Event occurs in respect of that Preference Share, for any Dividend Period in which the Assignment Conversion Event occurs and each succeeding Dividend Period, EURIBOR determined as of the EURIBOR Determination Date for the Dividend Period plus 1.66% per annum; and

(ii)                                  for a Preference Share in respect of which an Assignment Conversion Event occurs before the Ten Year Date:

(A)                              for any Dividend Period in respect of that Preference Share which ends on or prior to the Ten Year Date, EURIBOR determined as of the EURIBOR Determination Date for the Dividend Period plus 0.66% per annum; and

(B)                                for any Dividend Period in respect of that Preference Share which begins on or after the Ten Year Date, EURIBOR determined as of the EURIBOR Determination Date for the Dividend Period plus 1.66% per annum, in each case computed on the basis of a 360 day year and the actual days elapsed in that Dividend Period.

3.2                               Dividend Payment Tests

The payment of a Dividend is subject to:

(a)                                  the Directors in their sole discretion resolving to pay that Dividend on the Preference Shares on the relevant Dividend Payment Date;

(b)                                 the following conditions being satisfied on or within seven Business Days following the relevant Dividend Payment Date:

(i)                                     unless APRA otherwise agrees:

(A)                              the Dividend (or its payment) not resulting in the Total Capital Adequacy Ratio or the Tier 1 Capital Ratio of ANZ (on a Level 1 basis) or of the relevant entities within the ANZ Group (on a Level 2 or, if applicable, Level 3 basis) not complying with APRA’s then current capital adequacy guidelines as they are applied to ANZ or those entities within the ANZ Group (as the case may be) at the time; and

(B)                                the Dividend not exceeding Distributable Profits as at the Record Date for the Dividend; and

(ii)                                  APRA not otherwise objecting to the payment of the Dividend.

Notwithstanding the above, the Directors, in their sole discretion and with the consent of APRA, may pay Optional Dividends in accordance with clause 3.9.

3.3                               Non-Cumulative Dividends

The Dividend rights attached to the Preference Shares are non-cumulative. Therefore, if and to the extent that all or any part of a Dividend is not paid because of any provision of clause 3.2 or because of any applicable law or otherwise, ANZ has no obligation to pay that Dividend and, notwithstanding that ANZ may pay an Optional Dividend, no Holder shall have any claim or entitlement to be paid any amount in respect of the non-payment of that Dividend, even if Dividends or other payments are made in the future on the Preference Shares. No interest will accrue on any unpaid Dividends or Optional Dividends, and no Holder shall have any claim or entitlement in respect of interest on any unpaid Dividends or Optional Dividends.

3.4                               Calculation of Dividends

(a)                                  ANZ must provide that, for so long as the Preference Shares remain on issue, there is at all times a Calculation Agent for the purposes of the Preference Shares. ANZ may at any time replace the Calculation Agent with another leading bank. In the event the Calculation Agent is unable or unwilling to continue to act as the Calculation Agent or if the Calculation Agent fails to establish EURIBOR for any Dividend Period, ANZ must appoint another leading bank to act in place of the Calculation Agent. The Calculation Agent must not resign its duties without a successor having been appointed in accordance with this clause 3.4(a).

(b)                                 The Calculation Agent will:

(i)                                     calculate EURIBOR for each Dividend Period as of the EURIBOR Determination Date in respect of that Dividend Period; and

(ii)                                  notify this rate in writing to ANZ prior to 3 pm London time on the EURIBOR Determination Date.

(c)                                  All percentages resulting from any calculations on the Preference Shares will be rounded, if necessary, to the nearest one thousandth of a percentage point, with five ten thousandths of a percentage point rounded upward (e.g. 9.8745% (or 0.098745) being rounded to 9.875% (or 0.09875)). For the purposes of making any payment of a Dividend in respect of a Holder’s aggregate holding of Preference Shares, all Euro amounts will be rounded to the nearest €0.01 (with €0.005 being rounded upward).

(d)                                 All EURIBOR calculations will be made by the Calculation Agent. In the absence of manifest error, all calculations made by the Calculation Agent in respect of EURIBOR will be conclusive for all purposes and binding on ANZ and the Holders.

(e)                                  The Calculation Agent will, on the request of any Holder, provide the EURIBOR rate in respect of the current Dividend Period.

3.5                               Dividend Payment Dates

(a)                                  Subject to paragraph (b) below, the Dividend Payment Dates for each Preference Share will be each 15 March, 15 June, 15 September and 15 December following a Dividend Event for such Preference Share, until such Preference Share is Redeemed. For the avoidance of doubt:

(i)                                     the Redemption Date is not a Dividend Payment Date; and

(ii)                                  if a Dividend Event in respect of a Preference Share occurs on a Distribution Payment Date then the first Dividend Payment Date in respect of that Preference Share will not be the date of the Dividend Event but will be the next date in the 15 March, 15 June, 15 September, 15 December sequence.

(b)                                 If any Dividend Payment Date would otherwise fall on a day which is not a Business Day, it will be postponed to the next day which is a Business Day unless it would as a result fall into the next calendar month, in which event the Dividend Payment Date will be the immediately preceding Business Day.

(c)                                  The payment date for an Optional Dividend will be the date as determined by the Directors.

3.6                               Record Dates

A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend. An Optional Dividend is only payable to those persons registered as Holders on the Record Date in respect of such Optional Dividend. The Record Date will:

(a)                                  in the case of a Dividend, be the Business Day immediately prior to the applicable Dividend Payment Date; and

(b)                                 in the case of an Optional Dividend, be the date of payment for the Optional Dividend as determined by the Directors.

3.7                               Payment

(a)                                  All Dividends, Optional Dividends and, subject to clause 7.2(c), other amounts payable to a Holder will be paid in Euros.

(b)                                 Unless otherwise agreed with a Holder, payment of a Dividend, an Optional Dividend or, subject to clause 5.10, any other amount will be made by mailing a cheque to the registered address of the Holder of the Preference Shares (or, in the case of joint holders, to the registered address of the one whose name is recorded first in the Register in respect of the joint holding) or, at ANZ’s election, by wire transfer.

(c)                                  If a cheque in connection with a Dividend is mailed on or prior to the Dividend Payment Date for the Dividend, the Dividend will be regarded as having been paid on the Dividend Payment Date. Similarly if a cheque in connection with an Optional Dividend or other amount payable to a Holder is mailed on or prior to the date of payment for that Optional Dividend or other amount, the Optional Dividend or other amount will be regarded as having been paid on the relevant date of payment for that Optional Dividend or other amount.

(d)                                 ANZ may at any time appoint one or more paying agents on such terms as ANZ may determine to make payments on behalf of ANZ in accordance with these Preference Share Terms. If at any time ANZ has not appointed a paying agent in accordance with this clause 3.7(d) then ANZ itself will act as paying agent for the purposes of these Preference Share Terms.

3.8                               Deductions and Gross-Up

(a)                                  All payments in respect of the Preference Shares will be made without withholding or deduction for, or on account of, any and all present and future taxes, assessments or other governmental charges of whatever nature (“Relevant Tax”) imposed or levied by or on behalf of Australia or any political subdivision or authority in or of Australia, unless the withholding or deduction is required by law. In that event, ANZ will pay, as further dividends, such additional amounts as may be necessary so that the net amount received by the Holder, after such withholding or deduction, will equal the amount that the Holder would have received in respect of the Preference Shares without such withholding or deduction (“Additional Amounts”). However, ANZ will not pay any Additional Amounts with respect to any Preference Shares as provided in each of the following (or any combination thereof):

(i)                                     to the extent the Additional Amount (if it were a Dividend) would not be lawfully able to be paid or would not be payable (in addition to the amount from which the withholding or deduction was made) under clause 3.2;

(ii)                                  to the extent that the Relevant Tax is imposed or levied by virtue of the Holder, or the beneficial owner, of the Preference Shares having some connection with (whether present, past or future), or being or having been engaged in any activity, trade or business in, Australia, or any political subdivision or authority in or of Australia, other than being a Holder, or the beneficial owner, of the Preference Shares;

(iii)                               to the extent that the Relevant Tax is imposed or levied by virtue of the Holder, or the beneficial owner, of the Preference Shares not complying with any statutory requirements or not having made a declaration of non-residence in, or other lack of connection with, Australia, or any political subdivision or authority in or of Australia, or any similar claim for exemption, if ANZ or its agent has provided the Holder, or the beneficial owner, of the Preference Shares with at least 60 days’ prior written notice of an opportunity to comply with such statutory requirements or make a declaration or claim; or

(iv)                              to the extent that the payee is an Australian resident, if it has not provided its “tax file number”, Australian Business Number, or evidence that a relevant exemption applies.

(b)                                 Subject to clause 3.8(a), ANZ may deduct from any Dividend or Optional Dividend or other amounts payable to a Holder, the amount of any withholding or other tax, duty or levy required by any law, treaty, regulation or official administrative pronouncement to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by ANZ to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then subject to clause 3.8(a), the full amount payable to such Holder is deemed to have been duly paid and satisfied by ANZ.

(c)                                  ANZ must pay the full amount deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law or otherwise and must, if required by any Holder, deliver to that Holder a copy of the relevant receipt issued by the revenue authority without unreasonable delay after the original receipt is received by ANZ.

3.9                               Dividend Stopper

If, for any reason:

(a)                                  a Dividend has not been paid in full on the relevant Dividend Payment Date; or

(b)                                 a Conversion Event occurs because:

(i)                                     a Distribution on the ANZ Units, is not paid in full on or within seven Business Days of a Distribution Payment Date in respect of the Distribution Period ended immediately prior to that Distribution Payment Date;

(ii)                                  the Redemption Price for any Preference Share in respect of which a notice of Redemption has been given is not paid in full on the specified Redemption Date; or

(iii)                               the Repurchase Price for any ANZ Unit in respect of which a Repurchase Notice has been given is not paid in full on the specified Repurchase Date (whether by the Repurchase Entity or by ANZ as guarantor of the Repurchase Entity), then, unless the Holders of a majority in number of the Preference Shares otherwise consent, ANZ may not:

(iv)                              declare or pay any dividends or distribution on any other ANZ Shares or other instruments or securities that by their terms rank equally with or junior to the Preference Shares with respect to dividends, other than proportionate payments on the Preference Shares and shares and other instruments and securities that rank equally with the Preference Shares for dividends, or set aside any sum for the payment thereof; or

(v)                                 repurchase, redeem or otherwise acquire for value legal or beneficial ownership of any other ANZ Shares or other instruments or securities that by their terms rank equally with or junior to the Preference Shares for a return of capital in a winding-up, other than proportionate payments on or repurchases of the Preference Shares and shares and other instruments and securities that rank equally with the Preference Shares for a return of capital in a winding-up, or set aside any sum or establish a sinking fund for such purpose, unless and until:

(vi)                              where clause 3.9(a) applies:

(A)                              ANZ has paid in full the relevant Dividend within seven Business Days after the relevant Dividend Payment Date to the holders registered as Holders on the Record Date for the relevant Dividend;

(B)                                ANZ has paid in full Dividends on four consecutive Dividend Payment Dates; or

(C)                                subject to APRA’s prior approval, an Optional Dividend has been paid equal to the unpaid amount of scheduled Dividends or scheduled Distributions on the ANZ Units, as the case may be, for the 12 consecutive calendar months prior to the payment of such Optional Dividend; or

(vii)                           where clause 3.9(b)(i) applies:

(A)                              ANZ has paid in full Dividends on four consecutive Dividend Payment Dates; or

(B)                                subject to APRA’s prior approval, an Optional Dividend has been paid equal to:

(aa)                            if paid on or within 21 Business Days of the Conversion Event referred to in clause 3.9(b), the unpaid amount of the Distribution on the ANZ Units which was scheduled to be paid on the Distribution Payment Date immediately prior to the date the Conversion Event occurred; or

(ab)                           otherwise, the unpaid amount of the scheduled Distributions on the ANZ Units or, following the Conversion Event, the scheduled Dividends, as the case may be, for the 12 consecutive calendar months prior to the date of payment of such Optional Dividend; or

(viii)                        where clause 3.9(b)(ii) applies, the Redemption Price for the relevant Preference Share is paid in full; or

(ix)                                where clause 3.9(b)(iii) applies, the Repurchase Price for the relevant ANZ Unit is paid in full (whether by the Repurchase Entity or by ANZ as guarantor of the Repurchase Entity).

3.10                        Exclusions from Dividend Stopper

The restrictions in clause 3.9 do not apply to:

(a)                                  repurchases (including buy-backs), redemptions or other acquisitions of ANZ Shares in connection with:

(i)                                     any employment contract, employee share scheme, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants of ANZ or any entity ANZ controls;

(ii)                                  a dividend reinvestment plan or shareholder share purchase plan; or

(iii)                               the issuance of ANZ Shares, or securities convertible into or exercisable for such shares, as consideration in an acquisition transaction entered into prior to the event in clause 3.9(a) or (b) (as the case may be);

(b)                                 an exchange, redemption or conversion of any class or series of ANZ Shares, or any shares of an ANZ subsidiary, for any class or series of ANZ Shares, or of any class or series of ANZ’s indebtedness for any class or series of ANZ Shares;

(c)                                  the purchase of fractional interests in ANZ Shares under the conversion or exchange provisions of the shares or the security being converted or exchanged;

(d)                                 any payment or declaration of a dividend in connection with any shareholder’s rights plan, or the issuance of rights, shares or other property under any shareholder’s rights plan, or the redemption or repurchase of rights pursuant to the plan; or

(e)                                  any dividend in the form of shares, warrants, options or other rights where the dividend shares or the shares issuable upon exercise of such warrants, options or other rights are the same class or series of shares as those on which the dividend is being paid or rank equal or junior to those shares.

Nothing in these Preference Share Terms prohibits ANZ or an entity it controls from purchasing ANZ Shares (or an interest therein) in connection with transactions for the account of customers of ANZ or customers of entities that ANZ controls or in connection with the distribution or trading of ANZ Shares in the ordinary course of business. This includes (for the avoidance of doubt and without affecting the foregoing) any acquisition resulting from:

(f)                                    taking security over ANZ Shares in the ordinary course of business; and

(g)                                 acting as trustee for another person where neither ANZ nor any entity it controls has a beneficial interest in the trust (other than a beneficial interest that arises from a security given for the purposes of a transaction entered into in the ordinary course of business).

For the purposes of this clause 3, “control” has the meaning given in the Corporations Act.

4                                         Conversion

4.1                               Conversion Event

A Preference Share will automatically become a dividend paying instrument (if it has not otherwise done so in accordance with clause 3.1) and detach from the corresponding Note to which it had been stapled upon the occurrence of an Assignment Conversion Event with respect to such Preference Share.

The Conversion Event with respect to a Preference Share will be the earliest occurrence of any of the following dates or events (and where clause 4.1(1) applies, the date determined in accordance with that clause):

(a)                                  any date ANZ or ANZ Paris Branch selects in its absolute discretion, which election must be in respect of all Preference Shares then outstanding;

(b)                                 the Business Day prior to 15 December 2053;

(c)                                  the Redemption Date for such Preference Share;

(d)                                 the Repurchase Date for an ANZ Unit of which that Preference Share comprises part;

(e)                                  any of the ANZ Units, and therefore the Trust Securities, regardless of whether or not it is an ANZ Unit of which that Preference Share comprises part, fail for any reason to pay in full a Distribution on or within seven Business Days after it is due (in which case the Conversion Event shall be the eighth Business Day after the relevant Distribution Payment Date);

(f)                                    notwithstanding the existence or non-existence of an APRA Condition, an Interest Payment is not made in full on the Notes by:

(i)                                     ANZ UK Sub; or

(ii)                                  ANZ London Branch as guarantor under the terms of the Guarantee,

on or within seven Business Days after the relevant Interest Payment Date (in which case the Conversion Event shall be the eighth Business Day after the relevant Interest Payment Date);

(g)                                 notwithstanding the existence or non-existence of an APRA Condition, a Dividend is not paid in full on any Preference Share on or within seven Business Days after the relevant Dividend Payment Date in respect of that Preference Share (in which case the Conversion Event shall be the eighth Business Day after the relevant Interest Payment Date);

(h)                                 the Redemption Date for any Preference Share if:

(i)                                     the Property Trustee has insufficient funds on deposit to Redeem all of the Preference Shares which are due to be Redeemed on that Redemption Date which comprise part of the ANZ Units held by the ANZ Capital Trust; or

(ii)                                  a holder of an ANZ Unit which has been withdrawn from the ANZ Capital Trust and which is comprised of a Preference Share which is due to be Redeemed on that Redemption Date is not paid the Redemption Price on that Redemption Date;

(i)                                     the Repurchase Date for any ANZ Unit if:

(i)                                     the Property Trustee has insufficient funds on deposit to Repurchase all of the ANZ Units held by the ANZ Capital Trust which are due to be Repurchased by the Repurchase Entity on that Repurchase Date; or

(ii)                                  a holder of an ANZ Unit which has been withdrawn from the ANZ Capital Trust and is due to be Repurchased by the Repurchase Entity on that Repurchase Date is not paid the Repurchase Price on that Repurchase Date;

(j)                                     any of the following events as required by APRA:

(i)                                     APRA determines in writing that ANZ has a Tier 1 Capital Ratio of less than 5% (or such other percentage as required from time to time by APRA) or a Total Capital Adequacy Ratio of less than 8% (or such other percentage as required from time to time by APRA);

(ii)                                  APRA issues a written directive to ANZ under section 11CA of the Banking Act 1959 of Australia for ANZ to increase its capital unless APRA otherwise approves;

(iii)                               APRA appoints a statutory manager to ANZ or assumes control of ANZ under Australian banking law or proceedings are commenced for the winding-up of ANZ; or

(iv)                              the retained earnings of ANZ fall below zero, unless APRA determines otherwise;

(k)                                  an Event of Default occurs under the Notes; or

(l)                                     if the Repurchase Entity has Repurchased a Unit of which the Preference Share comprises part, any date ANZ or ANZ Paris Branch selects in its absolute discretion, which election may only be in respect of Preference Shares which comprise part of Units which have been Repurchased by the Repurchase Entity.

4.2                               Conversion Event in respect of all Preference Shares

A Conversion Event described in clause 4.1 (a), (b), (e), (f), (g), (h), (i), (j) or (k) shall apply to all outstanding Preference Shares. A Conversion Event described in clause 4.1(c), (d) or (l) shall apply only to the Preference Shares which are subject to that Conversion Event.

4.3                               Cash Conversion Event

(a)                                  For the purposes of the Conversion and Repurchase Agreement and the ANZ Capital Trust Declaration a Conversion Event:

(i)                                     described in clause 4.1 (c) or (d);

(ii)                                  described in clause 4.1 (h) or (i);

(iii)                               which occurs as a result of the liquidation or winding-up of ANZ; or

(iv)                              which occurs after a notice of Redemption or a Repurchase Notice has been given but prior to the Redemption Date or Repurchase Date specified in that notice,

will, subject to paragraphs (b) and (c) below, be a cash Conversion Event (a “Cash Conversion Event”).

(b)                                 A Cash Conversion Event described in clause 4.3(a)(i) or (ii) will only be a Cash Conversion Event in respect of those Preference

Shares which were due to be Redeemed on that Redemption Date or comprised part of the ANZ Units due to be Repurchased on that Repurchase Date, as applicable.

(c)                                  A Cash Conversion Event described in clause 4.3(a)(iv) will only be a Cash Conversion Event in respect of those Preference Shares identified for Redemption in the notice of Redemption or which comprise part of the ANZ Units identified for Repurchase in the Repurchase Notice, as applicable.

4.4                               Notice of Conversion Event

ANZ shall deliver to Holders written notice of any Conversion Event as soon as practicable but in any event no later than five Business Days of an Authorised Officer becoming aware of the occurrence thereof. Such notice shall state that a Conversion Event has occurred and briefly describe the nature of the Conversion Event.

5                                         Redemption

5.1                               Preference Shares are Redeemable at ANZ’s option only

The Preference Shares are Redeemable at the option of ANZ alone. ANZ may Redeem Preference Shares only in accordance with clause 5.2. A Holder has no right to require Redemption of the Preference Shares.

5.2                               Redemption

ANZ may, after receipt of the prior written approval by APRA, if approval is then required, Redeem the Preference Shares for cash:

(a)                                  before the Ten Year Date, in whole only upon the occurrence and continuance of a Tax Event or a Regulatory Event (each, an “ANZ Special Event”);

(b)                                 on or after the Ten Year Date, in whole or in part on one or more occasions at any time; or

(c)                                  at any time, after such Preference Shares have been Repurchased according to clause 6.

5.3                               Redemption Price

If ANZ elects to Redeem Preference Shares in accordance with clause 5.2, the Redemption Price of each Preference Share Redeemed will be equal to the Par Redemption Price plus any accrued and unpaid Dividends for the then current Dividend Payment Period on such Preference Share to the Redemption Date or, if the date of Redemption is a Dividend Payment Date, the immediately preceding Dividend Period (calculated as if the Redemption Date were a Dividend Payment Date).

5.4                               Notice of Redemption

(a)                                  ANZ must give notice of any Redemption, except in the case of buy-backs on the open market, not less than 30 nor more than 60 days prior to the date fixed for the Redemption.

(b)                                 ANZ must mail the notice of Redemption by first-class mail to the registered address of the Holder.

(c)                                  Each notice of Redemption must state:

(i)                                     the Redemption Date;

(ii)                                  if less than all outstanding Preference Shares are subject to Redemption, the identification of the Preference Shares subject to Redemption;

(iii)                               that, as from the Redemption Date, Dividends will cease to accrue and the only rights Holders will have will be to obtain the Redemption Price payable in accordance with these Preference Share Terms;

(iv)                              the place or places where the certificates, if any, for the Preference Shares may be submitted and the Redemption Price collected by Holders;

(v)                                 whether the Redemption Price is payable by way of a redemption, buy-back, reduction of capital or any combination thereof; and

(vi)                              any other information required by:

(A)                              the stock exchange or quotation system where the Preference Shares may be listed or quoted; or

(B)                                applicable law.

5.5                               Effect of Redemption

Subject to APRA’s consent, on the Redemption Date:

(a)                                  the Preference Shares to which the notice of Redemption relates will be Redeemed by ANZ; and

(b)                                 the only rights Holders will have will be to obtain the Redemption Price payable in accordance with these Preference Shares Terms and all other rights conferred or restrictions imposed by those Preference Shares under these Preference Share Terms will no longer have effect.

5.6                               Buy-Back agreement

(a)                                  For purposes of clause 5.5(a), subject to paragraph (b) below, if the Redemption under clause 5.2 involves a buy-back of Preference Shares, each Holder agrees to accept the buy-back offer for the

Preference Shares held by the Holder to which the notice of Redemption relates and will be deemed to have sold those Preference Shares free of all Encumbrances to ANZ on receipt of the notice of Redemption given under clause 5.4.

(b)                                 Such agreement of the Holder shall have no force or effect with respect to any Preference Shares unless and until both of the following conditions are satisfied:

(i)                                     ANZ shall have sent a notice of Redemption which complies with clause 5.4 to the Holder which states that the Preference Shares are to be bought back; and

(ii)                                  ANZ has obtained all consents and approvals (if any) to the buy-back from ANZ’s shareholders or any regulatory authority or government agency or other person as may be required pursuant to (and in the manner required by) any applicable law, or by the listing rules of any stock exchange on which the Preference Shares or the Trust Securities, or other ANZ Shares, may then be listed.

5.7                               Partial Redemptions

(a)                                  In the case of any partial Redemption, ANZ or its Registrar will select the Preference Shares for Redemption:

(i)                                     in compliance with the requirements of the principal securities exchange or quotation system, if any, on which the Preference Shares are then listed or quoted; or

(ii)                                  if the Preference Shares are not listed on a securities exchange, proportionately, by lot or such other method as ANZ, in its sole discretion, deems fair and appropriate.

(b)                                 In the case of a partial Redemption, the number of Preference Shares remaining after the Redemption must be not less than the minimum number of shares required to maintain any listing or quotation of the Preference Shares on any stock exchange on which they are listed or any quotation system on which they are quoted immediately prior to the partial Redemption.

5.8                               Obligation to Mitigate

(a)                                  The right of ANZ to Redeem the Preference Shares due to an ANZ Special Event is subject to the condition that, if there is available to ANZ the opportunity to eliminate such event by substituting another obligor for ANZ UK Sub under the Notes or taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure that in each case in the absolute discretion of ANZ has or will cause no adverse effect on ANZ, any of ANZ’s subsidiaries or controlled entities, the ANZ Capital Trust or the holders of the Trust Securities or the ANZ Units and will involve no material cost to any of these parties, ANZ will pursue that measure in lieu of Redemption.

(b)                                 ANZ may not Redeem any of the Preference Shares prior to, and any obligations of ANZ under clause 5.8(a) terminate upon, the expiry of the earlier of:

(i)                                     ninety days from the date of the ANZ Special Event; and

(ii)                                  the date that ANZ determines in its absolute discretion that not Redeeming the Preference Shares:

(A)                              has or will cause an adverse effect on ANZ, any of ANZ’s subsidiaries or controlled entities, the ANZ Capital Trust or the holders of the Trust Securities or the ANZ Units; or

(B)                                will involve material cost to any of these persons.

5.9                               On-market Buy-Backs

Subject to complying with applicable law, ANZ may with the consent of APRA buy back the Preference Shares at any time and at any price by an on-market buy-back (within the meaning of the Corporations Act).

5.10                        Payment of Redemption Price

Where on a Redemption Date a Preference Share which is to be Redeemed on that date has not been withdrawn from the ANZ Capital Trust on or before 11 am (London time) on that Redemption Date ANZ will deposit the Redemption Price with the Property Trustee with a direction to apply the deposit in payment of the Redemption Price on the Redemption Date.

5.11                        Default Interest

If ANZ improperly withholds or refuses payment of the Redemption Price in respect of the Preference Shares, interest will accrue on the Redemption Price at the Default Interest Rate from the date on which the cash redemption was due to the date of payment.

6                                         Repurchase by Repurchase Entity

6.1                               Repurchase

Prior to an Assignment Conversion Event, when in accordance with clauses 5.2(a) or (b) ANZ is entitled to Redeem the Preference Shares, Preference Shares are also subject to repurchase by a Repurchase Entity in accordance with the Conversion and Repurchase Agreement.

6.2                               Irrevocable Offer to sell

Each Holder is taken irrevocably to offer to sell all of its Preference Shares and Notes to the Repurchase Entity on the Repurchase Date for the Repurchase Price if the Repurchase Entity gives a Repurchase Notice in accordance with the Conversion and Repurchase Agreement.

6.3                               Redemption from Repurchase Entity

(a)                                  The requirements of clauses 5.4, 5.7 and 5.8 do not apply to a Redemption where the Holder is the Repurchase Entity.

(b)                                 Without limiting paragraph (a), ANZ may, in its discretion, in nominating a Repurchase Entity, specify that Preference Shares to be acquired on a Repurchase Date will be Redeemed on that date.

6.4                               Power of Attorney

Each Holder irrevocably appoints ANZ, each of its Authorised Officers and any liquidator, administrator or statutory manager of ANZ (each, an “Appointed Person”) severally to be the attorney of the Holder and the agent of the Holder with power in the name and on behalf of the Holder to do all such acts and things, including signing all documents or transfers as may in the opinion of the Appointed Person be necessary or desirable to be done in order to record or perfect the transfer of the Preference Shares held by the Holder when required in accordance with clause 5 or this clause 6 (including, for the avoidance of doubt, in connection with any buy-back, on behalf of the Holder, accept any buy-back offer and sign or otherwise execute a transfer of the Preference Shares under clause 5 or, in connection with any Repurchase, sign or otherwise execute a transfer of the Preference Shares under this clause 6).

7                                         Preference Share Ranking

7.1                               Ranking with respect to dividends

Preference Shares rank in respect of payment of dividends:

(a)                                  in priority to Ordinary Shares and other preference shares, instruments and securities that by their terms rank junior to the Preference Shares;

(b)                                 equally among themselves and with the preference shares issued in connection with the 2003 Trust Securities and ANZ StEPS and any other preference shares, securities and instruments ANZ has issued or may issue that by their terms rank equally with the Preference Shares with respect to priority of payments of dividends, distributions or similar payments, otherwise than in a winding-up; and

(c)                                  junior to any securities or instruments that rank senior to the Preference Shares and to all ANZ’s debts and liabilities to its depositors and all other creditors, other than indebtedness that by its terms ranks equally with or junior to the Preference Shares.

7.2                               Ranking in a Winding-Up

(a)                                  In a winding-up of ANZ, a Preference Share confers upon its Holder the right to payment in cash of the Liquidation Sum out of the surplus (if any) available for distribution to shareholders, but no further or other right to participate in the assets of ANZ on a return of capital in the winding-up.

(b)                                 Holders of Preference Shares will rank for payment of the Liquidation Sum in a winding-up of ANZ:

(i)                                     in priority to Ordinary Shares and other preference shares, securities and instruments that by their terms rank junior to the Preference Shares;

(ii)                                  equally among themselves and with the preference shares issued in connection with the 2003 Trust Securities and ANZ StEPS and any other preference shares, securities and instruments ANZ has issued or may issue that by their terms rank equally with the Preference Shares with respect to priority of payments in a winding-up; and

(iii)                               junior to any securities or instruments that rank senior to the Preference Shares and to all ANZ’s debts and liabilities to its depositors and all other creditors, other than indebtedness that by its terms ranks equally with or junior to the Preference Shares in a winding-up.

(c)                                  The Liquidation Sum is the sum of:

(i)                                     €1,000, or if it is not possible in accordance with applicable law to pay in Euros, the Australian Dollar Equivalent of €1,000; and

(ii)                                  if the amount described in clause 7.2(c)(i) is paid in Australian dollars, an amount in Australian dollars equal to the additional amount (if any) estimated by the liquidator of ANZ in its absolute discretion to be required to convert the Australian dollars into Euros, including but not limited to amounts regarded by the liquidator as necessary to pay any estimated charges and expenses regarded by the liquidator of ANZ as likely to be incurred in effecting such conversion.

(d)                                 For purposes of this clause 7.2, the Australian Dollar Equivalent of an amount expressed in Euros will be calculated by applying the Spot Mid Rate on the date of payment of the amount in Australian dollars or, if that day is not a Business Day, on the Business Day immediately preceding the date of payment. If for whatever reason the Spot Mid Rate ceases to be available the Australian Dollar Equivalent of an amount expressed in Euros will instead be calculated by applying the average of the rates quoted to the liquidator of ANZ by at least three banks selected by the liquidator for the purchase by the liquidator of Euros with Australian Dollars.

7.3                               No Set Off

Any amount due to a Holder in respect of the Preference Shares may not be set off against any claims by ANZ against the Holder.

7.4                               Shortfall on Winding-Up of ANZ

If, upon a return of share capital on a winding-up of ANZ, there are insufficient funds to pay in full the amounts referred to in clause 7.2 and the amounts payable in respect of any other shares, securities or instruments in ANZ ranking as to such distribution equally with the Preference Shares on a winding-up of ANZ, Holders and the holders of any such other shares, securities or instruments will share in any distribution of assets of ANZ in proportion to the amounts to which they respectively are entitled.

7.5                               No Participation in Surplus Assets

The Preference Shares do not confer on the Holders any further right to participate in the surplus assets of ANZ on a winding-up of ANZ beyond payment of the Liquidation Sum.

7.6                               Restrictions on Other Issues

ANZ may authorize additional issues of preference shares provided that it may only issue preference shares that rank senior to the Preference Shares with approval by a Special Resolution passed at a separate meeting of Holders of the Preference Shares then on issue or the written consent of Holders holding at least 75% of the Preference Shares then on issue.

7.7                               Takeover Bids and Schemes of Arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the Directors, or the Directors recommend a member’s scheme of arrangement, ANZ will use reasonable endeavours to procure that equivalent takeover bids are made to Holders or that they participate in the scheme of arrangement.

7.8                               Participation in New Issues

Other than as set forth in these Preference Share Terms, the Preference Shares confer no rights to subscribe for new securities of ANZ or to participate in any bonus issues of securities of ANZ.

7.9                               No Other Rights

Preference Shares do not confer on the Holders any right to participate in profits or property except as set out in these Preference Share Terms.

7.10                        Tax Matters

(a)                                  ANZ and, by its acceptance of an interest or beneficial interest in a Preference Share, each Holder and beneficial owner of a Preference Share agrees to treat the Preference Shares as equity of ANZ for United States federal income tax purposes.

(b)                                 ANZ and, by its acceptance of an interest or beneficial interest in an ANZ Unit, each holder and beneficial owner of an ANZ Unit agrees to treat the ANZ Units as equity of ANZ for United States federal income tax purposes.

8                                         Meetings and Voting Rights

8.1                               Meetings

In accordance with ANZ’s Constitution, a Holder of Preference Shares will have the same rights as the holders of Ordinary Shares with respect to receiving notices of general meetings and financial reports and attending ANZ’s general meetings.

8.2                               Voting Rights

(a)                                  A Holder of Preference Shares will not be entitled to speak or vote at any general meeting of ANZ, except in the following circumstances:

(i)                                     on any proposal:

(A)                              to reduce ANZ’s share capital other than a resolution to approve a Redemption;

(B)                                that affects the rights attached to the Preference Shares;

(C)                                to wind up ANZ or during ANZ’s winding-up; or

(D)                               for the disposal of the whole of ANZ’s property, business and undertaking;

(ii)                                  on any resolution to approve the terms of a share buy-back agreement other than a resolution to approve a Redemption; and

(iii)                               during a Special Voting Period, with respect to all matters on which the Holders of Ordinary Shares are entitled to vote other than a resolution to approve a Redemption.

(b)                                 A “Special Voting Period” is the period from and including:

(i)                                     any Dividend Payment Date on which ANZ fails to pay in full the Dividends accrued in respect of the immediately preceding Dividend Period; or

(ii)                                  the 24th Business Day after the date of the occurrence of the Conversion Event if the Conversion Event is the failure of ANZ UK Sub to make an Interest Payment in full on the Notes and ANZ does not make the payment pursuant to the Guarantee or pay the Optional Dividend on the Preference Shares on or within 21 Business Days after the occurrence of the Conversion Event, in each case, to but excluding the first Dividend Payment Date after that date on which ANZ has paid in full an Optional Dividend or four consecutive Dividends.

(c)                                  On a resolution or proposal on which a Holder is entitled to vote under this clause, the Holder has:

(i)                                     on a show of hands, one vote; and

(ii)                                  on a poll, one vote for each Preference Share held.

8.3                               Capital reductions

Each Holder agrees that if ANZ undertakes a reduction of capital with respect to the Preference Shares and under applicable law the Holder is entitled to vote on a resolution to approve that reduction, the Holder will vote in favour of that resolution.

9                                         Amendments to the Preference Share Terms

(a)                                  Subject to complying with all applicable laws and with the prior approval of APRA, if required, ANZ may, without the authority, assent or approval of Holders, amend or add to the Preference Share Terms where the amendment or addition is, in the opinion of ANZ:

(i)                                     made to correct a manifest error;

(ii)                                  of a formal, minor or technical nature;

(iii)                               made to remove any inconsistency between these Preference Share Terms and the provisions of the Conversion and Repurchase Agreement;

(iv)                              made to comply with any law, the ASX Listing Rules or the listing or quotation requirements of any securities exchange on which ANZ proposes from time to time to seek quotation of the Preference Shares, ANZ Units or Trust Securities;

(v)                                 convenient for the purpose of obtaining or, if obtained, maintaining the listing or quotation of the Preference Shares, the ANZ Units or the Trust Securities on any stock exchange; or

(vi)                              is not, and is not likely to become, materially prejudicial to Holders generally.

(b)                                 The rights attached to the Preference Shares may not be varied or reduced except with any required approvals of APRA or any other governmental agency and with the consent in writing of Holders of at least 75% of the Preference Shares then on issue or with the approval by Special Resolution of Holders.

(c)                                  The written consent of the Holders of at least 75% of the Preference Shares then on issue or the approval by Special Resolution passed at a separate meeting of the Holders will be required if the Directors propose to allot or issue preference shares, or convert existing shares into preference shares, which rank senior in priority to the Preference

Shares then on issue as to payment of dividends or for a return of capital in a winding-up.

(d)                                 The allotment or issue of preference shares, or the conversion of existing shares into preference shares, ranking equally with the Preference Shares then on issue for participation in profits or assets of ANZ, and whether entitled to cumulative or non-cumulative dividends, or a redemption, buy-back or return or distribution of capital in respect of any share capital other than a Preference Share, whether ranking equally with or junior to the Preference Shares, is expressly permitted and authorized and does not constitute a modification or variation of the rights or privileges to the Preference Shares then on issue.

10                                  Governing law

These Preference Share Terms are governed by the law in force in the State of Victoria, Australia.

11                                  Interpretation and definitions

11.1                        Interpretation

(a)                                  Unless otherwise specified in the Preference Share Terms, notices may be given by ANZ to a Holder in the manner prescribed by the Constitution for the giving of notices and the relevant provisions of the Constitution apply with all necessary modification to notices to Holders.

(b)                                 Definitions and interpretation under the Constitution will also apply to the Preference Share Terms unless the contrary intention is expressed.

(c)                                  The right of ANZ to Redeem or Repurchase Preference Shares is subject to all applicable laws.

(d)                                 Unless otherwise specified, a reference to a clause or a paragraph is a reference to a clause or a paragraph of the Preference Share Terms.

(e)                                  Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of the Preference Share Terms.

(f)                                    The singular includes the plural and vice versa.

(g)                                 If a calculation is required under the Preference Share Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(h)                                 Any provisions which refer to the requirements of APRA will apply to ANZ only if ANZ is an entity or the holding company or subsidiary of an entity subject to regulation and supervision by APRA at the relevant time.

(i)                                     A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(j)                                     Subject to clause 3.5(b), if an event under the Preference Share Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(k)                                  Calculations, elections and determinations made by ANZ under the Preference Share Terms are binding on Holders in the absence of manifest error.

(l)                                     A Holder may not exercise or seek to exercise to take any proceedings for the exercising of any right of set-off or counter claim against ANZ in respect of any claim by ANZ against that Holder.

(m)                               Notice shall be deemed received on the Business Day following posting of the notice.

11.2                        Definitions

The following expressions shall have the following meanings:

2003 Trust Securities means the US$350,000,000 of trust securities issued by ANZ Capital Trust I and US$750,000,000 of trust securities issued by ANZ Capital Trust II.

Additional Amounts has the meaning given in clause 3.8(a).

Allotment Date means the date on which the Preference Shares are issued.

ANZ means Australia and New Zealand Banking Group Limited (ABN 11 005 357 522).

ANZ Capital Trust means ANZ Capital Trust III, a Delaware statutory trust.

ANZ Capital Trust Declaration means the amended and restated declaration of trust of ANZ Capital Trust, dated as of 13 December 2004, among ANZ, ANZ US Sub, The Bank of New York and The Bank of New York (Delaware).

ANZ Group means at any time ANZ and its controlled entities as defined in Australian Generally Accepted Accounting Principles; provided, however, that for purposes of the definition of “Distributable Profits” and “Section 3.2”, “ANZ Group” means ANZ and its subsidiaries that can issue qualifying Tier 1 Capital.

ANZ London Branch means ANZ acting through its London (England) branch, and its successors and assigns.

ANZ Paris Branch means ANZ acting through its Paris (France) branch, and its successors or assigns.

ANZ Shares means shares in the capital of ANZ.

ANZ Special Event has the meaning given in clause 5.2.

ANZ StEPS means the securities comprising a preference share in ANZ and a note issued by ANZ Holdings (New Zealand) Limited (ARBN 105 689 9321) under a prospectus dated 14 August 2003.

ANZ UK Sub means ANZ Jackson Funding PLC, a limited liability company incorporated in England and Wales with registration number 5287117.

ANZ Unit means a stapled security comprised of a Preference Share and a Note.

ANZ US Sub means ANZ Capital LLC III, a Delaware limited liability company.

Appointed Person has the meaning given in clause 6.4.

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any successor body responsible for prudential regulation of ANZ or the ANZ Group.

APRA Condition has the meaning given in the Indenture.

Assignment Conversion Event means a Conversion Event other than a Repurchase Conversion Event.

ASX Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while ANZ is admitted to the official list of ASX, each as amended or replaced, as they apply to ANZ from time to time.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691) or the stock exchange conducted by it, or such other stock exchange as from time to time may become the principal stock exchange on which Ordinary Shares are quoted.

Australian Dollar Equivalent has the meaning given in clause 7.2.

Australian dollars, AUD, A$, $ and cents mean Australian currency.

Australian Generally Accepted Accounting Principles means the accounting standards under the Corporations Act or, if not inconsistent with those standards, accounting principles and practices generally accepted in Australia.

Authorised Officer means each director and secretary of ANZ and any person delegated on the authority of the Directors to exercise the power of attorney conferred by clause 6.4.

Business Day means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or executive order to be closed in Melbourne (Australia) or London (England) and on which the TARGET System is open .

Calculation Agent means The Bank of New York, 48th Floor, One Canada Square, London E14 5AL, United Kingdom or any successor appointed by ANZ from time to time.

Cash Conversion Event has the meaning given in clause 4.3(a).

Constitution means the constitution of ANZ as amended from time to time.

Conversion Event has the meaning given in clause 4.

Conversion and Repurchase Agreement means the agreement so titled dated as of 13 December 2004, among ANZ, ANZ Paris Branch, ANZ UK Sub, The Bank of New York and ANZ Capital Trust.

Corporations Act means the Corporations Act 2001 of Australia.

Default Interest Rate means the rate equal to the Dividend Rate which applies to the calculation of accrued and unpaid Dividends as at the Redemption Date in accordance with clause 5.4.

Directors mean some or all of the directors of ANZ acting as a board under the Constitution, or if the relevant powers or discretions have been delegated by the board, the committee or individuals acting as delegate of the board.

Distributable Profits means an amount calculated in accordance with the following formula:

Distributable Profits = A - B

where:

A is the consolidated net profit after income tax of ANZ under Australian Generally Accepted Accounting Principles for the immediately preceding two six-monthly financial periods for which results have been publicly announced by ANZ (or such other amount as determined by APRA in its discretion to be appropriate in ANZ’s circumstances for the purposes of paying dividends or distributions on the ANZ Group’s Tier 1 Capital); and

B is the aggregate amount of any dividends or distributions paid or payable by a member of the ANZ Group before the relevant Dividend Payment Date on its Tier 1 Capital in relation to the 12 month period up to the Record Date, but not including any dividend or distribution paid or payable to a member of the ANZ Group by another member of the ANZ Group.

Distribution means a distribution payable on the ANZ Units on each Distribution Payment Date.

Distribution Payment Date means each 15 March, 15 June, 15 September and 15 December, beginning 15 March 2005 while any ANZ Units are outstanding provided that if any Distribution Payment Date would otherwise fall on a day which is not a Business Day, it will be postponed to the next day which is a Business Day unless it would as a result fall into the next calendar month, in which event the Distribution Payment Date will be the immediately preceding Business Day.

Distribution Period means each period beginning on the date of original issuance of the ANZ Units or on each Distribution Payment Date thereafter to but excluding 15 December 2053 and ending on the day that precedes the next succeeding Distribution Payment Date.

Dividend means dividends payable on each Dividend Payment Date.

Dividend Event has the meaning given in clause 3.1 (a).

Dividend Payment Date means each date specified as such in clause 3.5(a).

Dividend Period has the meaning given in clause 3.1(d).

Dividend Rate has the meaning given in clause 3.1(e).

Dividend Reset Date means, for any Dividend Period, the first day of that Dividend Period.

Encumbrance means any mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, title retention, preferential right or trust arrangement, any other security agreement or security arrangement and any other arrangement of any kind having the same effect as any of the foregoing other than liens arising by operation of law.

EURIBOR means:

(a)                                  subject to paragraph (b) below, the rate for deposits in Euro as sponsored, calculated and published jointly by the European Banking Federation and ACI - The Financial Market Association, or any company established by the joint sponsors for the purposes of compiling and publishing those rates, having a maturity of three months, commencing on the applicable EURIBOR Determination Date, as that rate appears on Moneyline Telerate, Inc., or any successor service, on page 248 (or any other page as may replace such page on such service)(“Moneyline Telerate Page 248”) as of 11.00am, Brussels time, on the applicable EURIBOR Determination Date;

(b)                                 subject to paragraph (c) below, if the rate referred to in paragraph (a) does not appear on Moneyline Telerate Page 248, or is not so published by 11.00am, Brussels time, on the applicable EURIBOR Determination Date, the rate calculated by the Calculation Agent as the arithmetic mean of quotations obtained by the Calculation Agent after requesting the principal Euro-Zone offices of five major banks in the Euro-Zone interbank market to provide the Calculation Agent with its offered quotation for three-month Euro deposits, commencing on the applicable Dividend Reset Date, to prime banks in the Euro- Zone interbank market at approximately 11:00 a.m., Brussels time, on the applicable EURIBOR Determination Date and in a principal amount not less than €1,000,000 in Euro that is representative for a single transaction in Euro in such market at such time; or

(c)                                  if paragraph (b) applies and fewer than two banks selected by the Calculation Agent provide quotations as mentioned in paragraph (b) above, 3-month EURIBOR in effect on the Business Day immediately preceding the relevant EURIBOR Determination Date.

EURIBOR Determination Date means the second Business Day immediately preceding each Dividend Reset Date.

Euro-Zone means the region comprised of member states of the European Union that adopt the single currency in accordance with the treaty establishing the European Community, as amended.

Euro, € and EUR mean the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended from time to time.

Event of Default has the meaning given in the Indenture.

Guarantee means ANZ London Branch’s guarantee of the Notes as set forth in the Indenture.

Holder means a person whose name is for the time being registered in the Register as the holder of a Preference Share.

Indenture means the indenture, dated as of 13 December 2004, among ANZ UK Sub, as issuer, ANZ London Branch, as guarantor, ANZ Paris Branch, as assignee, ANZ and The Bank of New York, as indenture trustee.

Interest Payment means the payment of interest of the Notes.

Interest Payment Date has the meaning given in the Indenture.

Level 1, Level 2 and Level 3 means, in respect of the Total Capital Adequacy Ratio, the Tier 1 Capital Ratio or Tier 1 Capital, those terms so described by APRA.

Liquidation Sum has the meaning given in clause 7.2(c).

Note means €1,000 principal amount of notes due 2053 issued by ANZ UK Sub pursuant to the Indenture, and fully and unconditionally guaranteed by ANZ London Branch on a subordinated basis pursuant to the Guarantee.

Offering Circular means the offering circular relating to the issue of the Trust Securities dated on or about 9 December 2004.

Optional Dividend has the meaning given in clause 3.9.

Ordinary Share means a fully paid ordinary share in the share capital of ANZ.

Par Redemption Price, with respect to each Preference Share, will be equal to the sum of €1,000 and any Additional Amounts.

Preference Share means a fully paid preference share in the share capital of ANZ issued on the Preference Share Terms.

Preference Share Terms means these terms of issue of Preference Shares.

Property Trustee has the meaning given in the ANZ Capital Trust Declaration.

Record Date has the meaning given in clause 3.6.

Redemption means redeem, buy-back (other than an on market buyback within the meaning of the Corporations Act) or reduce capital in connection with the Preference Shares, or any combination thereof at ANZ’s discretion and Redeem, Redeemed and Redeemable have corresponding meanings.

Redemption Date means, in respect of a Preference Share, the date that Preference Share is to be Redeemed.

Redemption Price has the meaning given in clause 5.3.

Register means the register of Preference Shares maintained by or on behalf of ANZ.

Registrar means ANZ or any other registrar that maintains the Register.

Regulatory Event means:

(a)                                  the introduction of, or an amendment or clarification to or change in (or announcement of a prospective introduction of, amendment or clarification to or change in) a law or regulation of the Commonwealth of Australia or any state or territory thereof or any directive, order, requirement, guideline or statement of APRA which has the effect that the Trust Securities, the ANZ Units or the Preference Shares do not constitute Tier 1 Capital of ANZ on a Level 1, Level 2 or Level 3 (if applicable) basis or its then equivalent;

(b)                                 ANZ has received any written statement, notification or advice from APRA that the Trust Securities, the ANZ Units or the Preference Shares are not included in the Tier 1 Capital on a Level 1, Level 2 or Level 3 (if applicable) basis, or its then equivalent, of ANZ, without deduction or adverse effect on its regulatory capital requirements; or

(c)                                  ANZ has received an opinion of nationally recognized independent legal counsel in Australia experienced in these matters to the effect that as a result of the occurrence on or after the date of the Offering Circular of a change in law, regulation or prudential statement or a change in interpretation or application of law, regulation or prudential statement by any legislative body, court, governmental agency or regulatory authority, the Trust Securities, the ANZ Units or the ANZ preference shares are not, or will not within 90 days of such opinion be, included in the Tier 1 Capital, or its then equivalent, of ANZ on a Level 1, Level 2 or Level 3 (if applicable) basis, without deduction or adverse effect on its regulatory capital requirements.

Relevant Tax has the meaning given in clause 3.8.

Repurchase means the repurchase of ANZ Units by the Repurchase Entity in accordance with the Conversion and Repurchase Agreement.

Repurchase Conversion Event means a Conversion Event described in clause 4.1(d).

Repurchase Date has the meaning given in the Conversion and Repurchase Agreement.

Repurchase Entity has the meaning given in the Conversion and Repurchase Agreement.

Repurchase Notice has the meaning given in the Conversion and Repurchase Agreement.

Repurchase Price has the meaning given in the Conversion and Repurchase Agreement.

Special Resolution is a resolution of which notice has been given in accordance with the requirements of the Corporations Act and the Constitution and that is passed by at least 75% of the votes cast by Holders entitled to vote on the resolution.

Special Voting Period has the meaning given in clause 8.2.

Spot Mid Rate means the spot mid rate which is displayed on the Reuters page designated WMRSPOT40 (or any page which replaces that page) at 12.00pm (London time) on the relevant date.

TARGET System means the Trans-European Automated Real-Time Gross Settlement Transfer System, or any successor thereto.

Tax Action means:

(a)                                  with respect to ANZ or ANZ UK Sub, an amendment to or change in the laws or regulations of the United Kingdom or any political sub-division thereof affecting taxation (whether such amendment or change is made by statute or any judicial decision) or any interpretation or pronouncement by the government or taxing authority of or in the United Kingdom that provides for a position with respect to such laws or regulations or their application or interpretation which differs from the previously generally accepted position or which differs from any specific written confirmation given by such government or taxing authority (a “UK Tax Action”), in each case where such UK Tax Action occurs on or after the date of the Offering Circular; or

(b)                                 with respect to ANZ, ANZ US Sub or ANZ Paris Branch:

(i)                                     an amendment to, change in or announced proposed change in any laws, or any regulations under those laws;

(ii)                                  a judicial decision interpreting, applying, or clarifying those laws or regulations;

(iii)                               an administrative pronouncement or action that represents an official position, including a clarification of an official position, of the governmental authority or regulatory body making the administrative pronouncement or taking any such action; or

(iv)                              a threatened challenge asserted in connection with an audit of ANZ, ANZ UK Sub, any of ANZ’s subsidiaries or ANZ Capital Trust, or a threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the Notes, the Preference Shares, the ANZ Units or the Trust Securities,

which amendment or change is adopted or which proposed change, decision or pronouncement is announced or which action, clarification or challenge occurs on or after the date of the Offering Circular.

Tax Event means that ANZ has received an opinion of nationally recognised independent tax counsel of the relevant jurisdiction to the effect that there has been a Tax Action relating to any of the items described in (a) through (c) below, and that following the occurrence of such Tax Action there is more than an insubstantial risk that:

(a)                                  prior to the occurrence of a Conversion Event after which no Trust Securities shall remain outstanding, payments of principal, interest or any other amounts on the Notes, the Trust Securities or the ANZ Units (other than Dividends on the Preference Shares) are or will be subject to an amount of withholding or deduction in respect of any taxes, duties or other governmental charges for which ANZ, ANZ UK Sub or the ANZ Capital Trust must pay Additional Amounts under clause 3.8;

(b)                                 prior to the occurrence of a Conversion Event after which no Trust Securities shall remain outstanding, (i) ANZ, ANZ US Sub, ANZ Paris Branch or ANZ UK Sub is, or will be, subject to more than a de minimis amount of, or on account of, other taxes, assessments or other governmental charges in relation to the Notes, the Indenture, the Preference Shares, the ANZ Units, the Trust Securities or the Conversion and Repurchase Agreement, (ii) there is more than a de minimis adverse change in the deductibility for tax purposes, (X) in the United Kingdom or any other jurisdiction from which payment is made in relation to the Notes, or (Y) in the United Kingdom in relation to any loan by ANZ UK Sub to ANZ London Branch except to the extent that such change relates to the application of section 11AA or Schedule 28AA of the Income and Corporation Taxes Act 1988 of the United Kingdom or any re-enactment of any of those provisions in the same form as in effect on the date of the Offering Circular or (iii) Interest Payments on the Notes or any loan by ANZ UK Sub to ANZ London Branch, or Distributions on the ANZ Units or the Trust Securities, are treated as frankable distributions; or

(c)                                  after the occurrence of a Conversion Event after which no Trust Securities shall remain outstanding, the Australian withholding tax payable on the Dividends on the Preference Shares is or will be increased to greater than 30% of the Dividends paid.

Ten Year Date means 15 December 2014 or if that is not a Business Day, the next day following 15 December 2014 which is a Business Day unless the Ten Year Date would as a result fall into the next calendar month, in which case the Ten Year Date will be the Business Day immediately preceding 15 December 2014.

Tier 1 Capital means at any time any equity, debt or other capital so described by APRA.

Tier 1 Capital Ratio means at any time the ratio so described by APRA.

Total Capital Adequacy Ratio means at any time the ratio so described by APRA.

Trust Securities means the Trust Securities, as defined in the ANZ Capital Trust Declaration.

US dollars, US$ and USD means the currency of the United States of America.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to subscribe for ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	42,435

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

42,435 unlisted options issued to executives of Australia and New Zealand Banking Group Limited, exercisable from 08 December 2007 and before the close of business on 08 December 2011 (after which date the options will lapse) at a zero exercise price.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

Inapplicable, as no ANZ options are currently listed, save that in the event of exercise, the resulting ordinary shares issued will rank equally in all respects from the date of allotment with the existing class of quoted securities.

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	42,435 unquoted options issued to executives of Australia and New Zealand Banking Group Limited.

+ See chapter 19 for defined terms.

6	Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	As above

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	42,435 options	08 December 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,826,958,911	Ordinary fully paid

		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	39,063,705	Options on issue

		350,000	2003 Redeemable Preference Shares.

		750,000	2003 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☐ Securities described in Part 1

(b)	☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on
ASX (including the securities in clause 38)

(now go to 43)
All entities
Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

   Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•                        The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                        There is no reason why those +securities should not be granted +quotation.

•                        An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                        Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                        We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                        If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 22 December 2004
Secretary

Print name:	John Priestley

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 17 January 2005

* Print the name and title of the signing officer under his signature.